UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G
Under the Securities Exchange Act of 1934


Amendment No.:

Name of Issuer:  Merkert American Corporation

Title of Class of Securities: Common Stock

CUSIP Number:  590080107


Check the following line if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.:  590080107
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Strong Capital Management, Inc.
     39-1213042

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

     5.   SOLE VOTING POWER
               507,950

     6.   SHARED VOTING POWER
                    0

     7.   SOLE DISPOSITIVE POWER
             718,950

     8.   SHARED DISPOSITIVE POWER
                    0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
              718,950

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES  CERTAIN SHARES
               N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              10.0%

12.  TYPE OF REPORTING PERSON
               IA

CUSIP No.:  590080107

1.   NAME OF REPORTING PERSON

     Richard S. Strong


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

     5.   SOLE VOTING POWER
              507,950

     6.   SHARED VOTING POWER
                    0

     7.   SOLE DISPOSITIVE POWER
              718,950

     8.   SHARED DISPOSITIVE POWER
                    0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
         718,950

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES  CERTAIN SHARES
               N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             10.0%

12.  TYPE OF REPORTING PERSON
               IN


Item 1 (a).    Name of Issuer:  Merkert American Corporation

Item 1 (b).    Address of Issuer's Principal Executive
Offices:

          490 Turnpike Street, Canton, Massachusetts  02021

Item 2 (a).    Name of Persons Filing:

          (1)  Strong Capital Management, Inc.

          (2)  Richard S. Strong

               Attached as Exhibit 1 is a copy of an
          agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

Item 2 (b).    Address of Principal Business Office of
          each of the persons specified in 2(a) above:

          100 Heritage Reserve, Menomonee Falls,
          Wisconsin  53051

Item 2 (c).    Citizenship or Place of Organization:

          Strong Capital Management, Inc.
          -Wisconsin corporation

          Richard S. Strong--U.S.A.

Item 2 (d).    Title of Class of Securities:

         Common Stock

Item 2 (e).    CUSIP Number:590080107


Item 3.   The persons filing this Schedule 13G are:

          Strong Capital Management, Inc.
          -Investment Advisor registered under Section
          203 of the Investment Advisers Act of 1940.

          Richard S. Strong--Chairman of the Board and the principal shareholder of Strong Capital.
          (Mr. Strong is joining in this filing on Schedule 13G pursuant to positions taken by the Staff of the SEC authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G.)

Item 4.   Ownership:

          Reference is made to Items 5-11 on the cover sheets of this Schedule 13G.

          Strong Capital Management, Inc.,
          has been granted discretionary dispositive power over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to Strong
          Capital may be revoked in whole or in part at any time.

          Mr. Strong is joining in this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by Strong
          Capital Management, Inc., as a result of his position with and stock ownership in Strong
          Capital Management, Inc.  See Item 8.

Item 5.   Ownership of Five Percent or Less of a Class

           X   Not Applicable.

               This statement is being filed to report
          the fact that, as of the date of this report, the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.


Item 6. Ownership of More than Five Percent On Behalf of Another Person

          (1)Neither Strong Capital Management, Inc., nor Mr. Strong serves as custodian of the assets of any of Strong Capital Management, Inc.'s clients; accordingly, in each instance only the client or client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

             The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients for which
             Strong Capital Management, Inc., serves
             as investment advisor.  Any and all
             discretionary authority which has been
             delegated to Strong Capital Management,
             Inc., may be revoked in whole or in part at any time.

	Not more than 5% of the class of such
	securities is owned by any one of such
	clients subject to the investment advice of Strong Capital Management, Inc.
	or its affiliates.

          (2)With respect to securities owned by any one of the Strong Funds, only Firstar
             Bank Milwaukee, N. A., as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7.   Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on by the Parent Holding Company

          Not Applicable.


Item 8. Identification and Classification of Members of the Group

          Strong Capital Management, Inc.,
          a Wisconsin corporation, is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Mr. Strong is Chairman of the Board of Strong Capital
          Management, Inc., and beneficially owns
          substantially all of Strong Capital
          Management, Inc.'s outstanding voting
          securities.  Mr. Strong is joining in this
          Schedule 13G because, as a result of his position with and ownership of securities of Strong Capital Management, Inc., Mr. Strong could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Strong Capital
          Management, Inc. Neither the filing of this joint Schedule 13G nor any information contained herein shall be construed as an admission by Mr. Strong of his control or power to influence the control of Strong
          Capital Management, Inc.

Item 9.   Notice of Dissolution of Group

          Not Applicable.

Item 10.  Certification

          By signing below, the undersigned (i) hereby certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares, if any, reported herein as beneficially owned by Strong Capital Management, Inc., for its own account or by Mr. Strong for his individual account and not as a result of his position with and ownership of securities of Strong Capital Management, Inc.).



SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:  6/10/99


                              /s/ Stephen J. Shenkenberg
                              --------------------------------
                              Stephen J. Shenkenberg
                              Senior Vice President
                              STRONG CAPITAL MANAGEMENT, INC.



                              /s/ Richard S. Strong
                              --------------------------
                              Richard S. Strong
                              Chairman of the Board
                              STRONG CAPITAL  MANAGEMENT, INC.

EXHIBIT INDEX


   Exhibit 1.  Joint Filing Agreement





JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule
13G (including amendments thereto) with respect to the Common Stock of Merkert American Corporation and that this
Agreement be included as an Exhibit to such joint filing.

     This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby executes this Agreement this 10th day of June, 1999.


                             /s/ Stephen J.  Shenkenberg
                             ---------------------------------
                             Stephen J.  Shenkenberg
                             Vice President
                              STRONG CAPITAL MANAGEMENT, INC.


                              /s/ Richard S. Strong
                              -------------------------
                              Richard S. Strong
                              Chairman of the Board
                              STRONG CAPITAL MANAGEMENT, INC.